UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    September 16, 2003        By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        03-18-TC


FOR IMMEDIATE RELEASE:     September 16, 2003


           NOTICE OF WEBCAST FOR PRESENTATIONS TO SECURITIES ANALYSTS
                          AND THE INVESTMENT COMMUNITY

Vancouver, B.C. -- Teck Cominco Limited will webcast, on a live, listen only basis, its presentation to securities analysts and other representatives of the investment community to be held on September 30, 2003 in Toronto. This presentation will include a review of Teck Cominco's strategic objectives, financial and operating results, as well as a review of operations, marketing and selected exploration activities. Mr. David Thompson, Deputy Chairman and Chief Executive Officer will host the meeting.

A live audio webcast of the conference, together with supporting presentation slides, will be available at Teck Cominco's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.Q1234.COM and WWW.NEWSWIRE.CA. The webcast will begin at 9:00 a.m. (Toronto time) on Tuesday, September 30, 2003. Following the meeting, the webcast will also be archived at WWW.TECKCOMINCO.COM for a period of time.

Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal and its diversified operations also produce significant quantities of copper and gold. The Company has twelve operating mines and two smelter operations. Further information can be found at www.teckcominco.com.

For additional information please contact:

Tom Merinsky
Director, Investor Relations
604-685-3007
                                      -30-


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com